SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 24, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
Free Translation
Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly traded Company	Publicly traded Company
Corporate Taxpayer’s Registration CNPJ/MF:	Corporate Taxpayer’s Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

MATERIAL FACT

Brasil Telecom Translates Shareholders’ Material Fact

Pursuant to Official Letter CVM/SEP/GEA-2/No. 277-07, forwarded on July 23, 2007, regarding news disclosed on July 19, 2007 in Italy, mentioning the sale of Telecom Italia’s stake in the capital of Solpart Participações S.A. (“Solpart”), held through Brasilco S.r.l., Brasil Telecom Participações S.A. and Brasil Telecom S.A. translate the Material Fact disclosed on July 18, 2007 by their shareholders, regarding the transaction and further conditions, as follows:

“ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Publicly traded Company	Publicly traded Company
Corporate Taxpayer’s Registration	Corporate Taxpayer’s Registration
CNPJ/MF: 02.363.918/0001-20	CNPJ/MF: 02.465.782/0001-60
Board of Trade 33.3.0027822-2	Board of Trade 33.3.0016765-0

TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
Publicly traded Company	Corporate Taxpayer’s Registration
Corporate Taxpayer’s Registration	CNPJ/MF: 02.607.736/0001-58
CNPJ/MF: 02.605.028/0001-88	Board of Trade 33.3.0026036-6
Board of Trade 33.3.0026046-3

MATERIAL FACT

ZAIN PARTICIPAÇÕES S.A. (“Zain”), INVITEL S.A. (“Invitel”), SOLPART PARTICIPAÇÕES S.A. (“Solpart”) and TECHOLD PARTICIPAÇÕES S.A. (“Techold” and, when referred to jointly with the other signatory parties hereto, the “Companies”), pursuant to the provisions of paragraph 4 of article 157 of Law no. 6,404/76 and CVM Resolution no. 358/02 and further amendments, hereby inform their shareholders and the market that:

1. On July 18 of the current year, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (“Previ”), PETROS — Fundação Petrobrás de Seguridade Social (“Petros”), Fundação dos Economiários Federais – FUNCEF ( “Funcef”, and together with Previ and Petros, jointly referred to as “ThePension Funds”), on one side, and Brasilco S.R.L. (“Brasilco”), on the other, signed a Share Purchase Agreement, whereby the Pension Funds undertake to acquire all the shares held by Brasilco in the capital of Solpart (“Brasilco Shares”), equivalent to approximately [37.99]% of the total voting capital of Solpart, for a total amount of US$515 million, to be paid after all the conditions precedent set forth in such Agreement and its Exhibits are satisfied.

2. Brasilco, a company constituted under Italian law, owns shares issued by Solpart. Brasilco’s capital is held in a trust managed by Credit Suisse Securities (Europe) Limited (“CSSEL”), and Telecom Italia International N.V. (“Telecom Italia”) is the trust beneficiary. Solpart is the direct majority shareholder of Brasil Telecom Participações S.A. (“BTP”) and indirect majority shareholder of Brasil Telecom S.A. (“BT”).

3. Pursuant to the Shareholder Agreement covering Solpart shares, Techold has the preemptive right to acquire the Brasilco Shares, under the same terms provided to the Pension Funds, in the event Techold manifests its intention formally and in a timely manner.

4. The exercise by Techold of its preemptive right to acquire the Brasilco Shares shall take place within 60 days following notice to Techold of a pending sale of these shares.

5. Also on the 18th day of this month, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., Previ, Petros, Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, the Companies, 14 Brasil Telecom Celular S.A., BTP, BT (the foregoing entities jointly referred to as “The Parties”), TII, Telecom Italia S.p.A. (“Telecom Italia”), Brasilco, CSS EL, Tim Brasil Serviços e Participações S.A., and Tim International N.V., signed an Agreement of Mutual Exoneration, subject to authorization by the proper corporate bodies, whereby all of the foregoing entities undertake to renounce pleadings and dismiss ongoing disputes in the Judiciary and at international Courts of Arbitration, involving the Parties on one side, and Telecom Italia and its subsidiaries on the other. The effectiveness of the Agreement of Mutual Exoneration is subject to the acquisition of Brasilco Shares by the Pension Funds or Techold, as the case may be, among other conditions.

6. On such date, Techold Management expressed its understanding that the exercise of its preemptive right to acquire the Brasilco Shares promotes its best interest as well as that of its direct and indirect shareholders.

7. Techold Management asked the Companies’ Management to take all necessary measures to obtain the prior corporate approvals required by their Bylaws or by shareholder agreements filed at their respective headquarters, necessary for the Agreement of Mutual Exoneration and other agreements incidental to the transaction to be effective, as well as the exercise of the preemptive right on the part of Techold to acquire the Brasilco Shares, by means of calling meetings and assemblies of the proper corporate bodies.

8. Techold’s Management is holding talks with several financial agents and also with its shareholders aimed to ensure the necessary resources for acquiring the Brasilco Shares, through the timely exercise of its preemptive right.

9. As soon as the sale of Brasilco Shares is concluded, the Companies will once again release information about the operations described herein to the market.

Rio de Janeiro, Brazil, July 18, 2007.

ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Mariana Sarmento Meneghetti	Mariana Sarmento Meneghetti
Investor Relations Officer	Investor Relations Officer

TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
Mariana Sarmento Meneghetti	Kevin Michael Altit
Investor Relations Officer	Director”

Brasília, Brazil, July 24, 2007.

Paulo Narcélio Simões Amaral
     Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.